28 July 2022

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2022

RELX, the global provider of information-based analytics and decision tools, reports results for the first half of 2022 and reaffirms the full year outlook.

First half highlights

➣Revenue £3,969m (£3,394m), constant currency growth +13%

➣Adjusted operating profit £1,239m (£1,023m), constant currency growth +16%

➣Adjusted profit before tax £1,163m (£953m), constant currency growth +17%

➣Adjusted EPS 47.2p (40.0p), constant currency growth +14%

➣Reported operating profit £1,081m (£860m)

➣Reported profit before tax £998m (£825m)

➣Reported EPS 39.5p (34.5p)

➣Interim dividend 15.7p (14.3p) +10%

➣Net debt/EBITDA 2.3x; adjusted cash flow conversion 103%

➣Completed six acquisitions for a total consideration of £342m

➣Completed £300m of the previously announced £500m share buyback

Full year outlook

➣As we enter the second half, momentum remains strong across the group, and we continue to expect full year underlying growth rates in revenue and adjusted operating profit, as well as constant currency growth in adjusted earnings per share, to remain above historical trends.

Chief Executive Officer, Erik Engstrom, commented:

“RELX continued to deliver strong revenue and profit growth throughout the first half of 2022. We believe that this is a reflection of our ongoing strategy of focusing on the organic development of increasingly sophisticated analytics and decision tools that deliver enhanced value to our customers across market segments. Recent acquisitions, which have supplemented our organic growth strategy, continue to perform well.”

“In recognition of the strong financial performance we have announced a +10% increase in the interim dividend to 15.7p.”

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Operating and financial review

RELX 2022 Interim Results 2

Revenue £3,969m (£3,394m); constant currency growth +13%: The strong growth rate reflects good growth in electronic revenue, representing 85% of the total, supported by further development of analytics and decision tools, and a recovery in face-to-face revenue, representing 9% of the total, partially offset by continued print declines.

Adjusted operating profit £1,239m (£1,023m); constant currency growth +16%: Continuing process innovation is keeping cost growth below revenue growth which, together with the recovery in face-to-face, resulted in an improvement in the group adjusted operating margin to 31.2% (30.1%).

Reported operating profit £1,081m (£860m): Reported operating profit includes amortisation of acquired intangible assets of £143m (£143m) and acquisition related costs of £14m (£16m).

Adjusted profit before tax £1,163m (£953m); constant currency growth +17%: the adjusted net interest expense increased to £76m (£70m), reflecting currency movements and higher interest rates.

Reported profit before tax £998m (£825m)

Tax: The adjusted tax charge was £255m (£185m). The adjusted effective tax rate was 21.9% (19.4%), with the prior period benefitting from non-recurring tax credits. The reported tax charge was £238m (£164m).

Adjusted EPS 47.2p (40.0p); constant currency growth +14%

Reported EPS 39.5p (34.5p)

Dividend: We are declaring an interim dividend of 15.7p (14.3p), an increase of +10%.

Net debt/EBITDA 2.3x (2.8x): Net debt at 30 June 2022 was £6.9bn (£6.3bn), with the increase due to exchange rate movements. Adjusted cash flow conversion was 103% (112%).

Portfolio development: In H1 2022 we completed six acquisitions of content and data analytics assets for a total consideration of £342m.

Share buybacks: Of the previously announced £500m share buyback, £300m was completed in the first half. A further £50m has been completed since 1 July, and the remaining £150m will be deployed before the end of the year.

Environmental, social and governance (ESG) recognition: In 2022 RELX achieved a AAA MSCI ESG rating for a seventh consecutive year; maintained its first place ESG sector ranking by Sustainalytics; and remains fourth in the Responsibility100 Index, which measures FTSE 100 companies against the UN Sustainable Development Goals. RELX is one of 37 LEAD companies of the UN Global Compact among approximately 14,000+ business signatories.

Operating and financial review

RELX 2022 Interim Results 3

RELX FINANCIAL SUMMARY

	Six months ended 30 June
	2022 £m	2021 £m	Change	Change at constant currencies
Revenue	3,969	3,394	+17%	+13%
Adjusted operating profit	1,239	1,023	+21%	+16%
Adjusted operating margin	31.2%	30.1%
Reported operating profit	1,081	860	+26%
Adjusted net interest expense	(76)	(70)
Adjusted profit before tax	1,163	953	+22%	+17%
Adjusted tax	(255)	(185)
Adjusted net profit	909	771	+18%	+13%
Reported net profit	761	664	+15%
Reported net margin	19.2%	19.6%
Adjusted earnings per share	47.2p	40.0p	+18%	+14%
Reported earnings per share	39.5p	34.5p	+14%
Net debt	6,932	6,316
Ordinary dividend per share	15.7p	14.3p	+10%

RELX uses adjusted figures as alternative performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 30. Constant currency growth rates are based on 2021 full-year average and hedge exchange rates.

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: the impact of the Covid-19 pandemic as well as other pandemics or epidemics; current and future economic, political and market forces; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third‐party content and data; changes in the payment model for RELX products; demand for RELX products and services; competitive factors in the industries in which RELX operates; inability to realise the future anticipated benefits of acquisitions; significant failure or interruption of RELX systems; exhibitors’ and attendees’ ability and desire to attend face‐to‐face events and availability of event venues; changes in economic cycles, severe weather events, natural disasters and terrorism; compromises of RELX cyber security systems or other unauthorised access to our databases; failure of third parties to whom RELX has outsourced business activities; inability to retain high-quality employees and management; legislative, fiscal, tax and regulatory developments; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Operating and financial review

RELX 2022 Interim Results 4

BUSINESS AREA ANALYSIS

	Six months ended 30 June
	2022 £m	2021 £m	Change	Change at constant currencies	Change underlying
REVENUE
Risk	1,387	1,228	+13%	+7%	+7%
Scientific, Technical & Medical	1,346	1,264	+6%	+4%	+4%
Legal	842	781	+8%	+4%	+4%
Exhibitions	394	121	+226%	+226%	nm
Total	3,969	3,394	+17%	+13%	nm
ADJUSTED OPERATING PROFIT
Risk	520	457	+14%	+7%	+7%
Scientific, Technical & Medical	500	467	+7%	+5%	+6%
Legal	165	151	+9%	+5%	+6%
Exhibitions	59	(48)	nm	nm	nm
Unallocated items	(5)	(4)
Total	1,239	1,023	+21%	+16%	nm

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Given the extent of differences in event scheduling compared to the first half of 2021, underlying measures are not meaningful (nm) for Exhibitions in the current period, and hence not for the group as a whole.

Operating and financial review

RELX 2022 Interim Results 5

Risk

	Six months ended 30 June
	2022 £m	2021 £m	Change	Change at constant currencies	Change underlying
Revenue	1,387	1,228	+13%	+7%	+7%
Adjusted operating profit	520	457	+14%	+7%	+7%
Adjusted operating margin	37.5%	37.2%

99% of revenue electronic

Strong fundamentals driving underlying revenue growth.

Underlying revenue growth remained strong at +7%, following a particularly strong first half in the prior year. Underlying adjusted operating profit growth was in line with underlying revenue growth, with the adjusted operating margin increasing slightly.

In Business Services, which represents around 45% of divisional revenue, strong growth was driven by demand for fraud prevention analytics and decision tools, with digital identity solutions including ThreatMetrix and Emailage growing very strongly. Financial Crime & Compliance growth rates improved further and Business Risk & Alternative Credit continued to grow strongly. Recent acquisitions, including TruNarrative and BehavioSec have strengthened the customer value proposition, and are performing well.

In Insurance, which represents just under 40% of divisional revenue, momentum improved in the first half. In auto insurance, driving patterns and claims improved from the beginning of the year, whilst some other market factors are only starting to see an improvement over the prior year now, as we enter the second half. New sales continued to grow strongly.

Specialised Industry Data Services, which represents just over 10% of divisional revenue, delivered strong growth overall, with several segments continuing to improve.

In Government, strong growth was driven by the continued development and roll-out of analytics and decision tools.

Full year outlook: We expect strong underlying revenue growth, in line with historical trends, with underlying adjusted operating profit growth broadly matching underlying revenue growth.

Operating and financial review

RELX 2022 Interim Results 6

Scientific, Technical & Medical

	Six months ended 30 June
	2022 £m	2021 £m	Change	Change at constant currencies	Change underlying
Revenue	1,346	1,264	+6%	+4%	+4%
Adjusted operating profit	500	467	+7%	+5%	+6%
Adjusted operating margin	37.1%	36.9%

89% of revenue electronic

Development of datasets and analytics continuing to drive underlying revenue growth.

Underlying revenue growth was +4%, driven by continued good growth in electronic revenue, which represents almost 90% of the divisional total. Print revenue, which represents around 10% of the total, continued to decline moderately.

Underlying adjusted operating profit growth was +6%, ahead of underlying revenue growth.

In Primary Research growth was driven by broader content sets, increasing sophistication of analytics, and evolving technology platforms. Articles submitted and published continued to grow from last year’s elevated levels, with further strong growth in open access articles.

In Databases & Tools and Electronic Reference, approaching 40% of divisional revenue, strong growth was driven by content development and enhanced machine learning and natural language processing-based functionality. Strong growth continued in medical education, clinical solutions, research management and corporate.

Full year outlook: We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Operating and financial review

RELX 2022 Interim Results 7

Legal

	Six months ended 30 June
	2022 £m	2021 £m	Change	Change at constant currencies	Change underlying
Revenue	842	781	+8%	+4%	+4%
Adjusted operating profit	165	151	+9%	+5%	+6%
Adjusted operating margin	19.6%	19.3%

89% of revenue electronic

Further improvement in underlying revenue growth driven by legal analytics.

Underlying revenue growth was +4%, with legal analytics continuing to drive underlying growth in electronic revenue, which represents almost 90% of the divisional total. Print revenue, which represents around 10% of the total, continued to decline in line with historical trends.

Underlying adjusted operating profit growth of +6% was ahead of underlying revenue growth. The adjusted operating margin improvement reflects ongoing process innovation.

We continued to roll out enhancements in the functionality of our integrated research products and market leading analytics, supported by broader datasets and the application of machine learning and natural language processing technologies. Lexis+ continues to perform well, with increasing adoption from customers across market segments.

Renewals remain strong and new sales continue to show positive momentum.

Full year outlook: We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth continuing to exceed underlying revenue growth.

Operating and financial review

RELX 2022 Interim Results 8

Exhibitions

	Six months ended 30 June
	2022 £m	2021 £m	Change	Change at constant currencies	Change underlying
Revenue	394	121	+226%	+226%	nm
Adjusted operating profit/(loss)	59	(48)	nm	nm	nm
Adjusted operating margin	15.0%	nm

8% of revenue electronic

nm: not meaningful

Strong revenue growth and positive operating result.

Revenue growth was driven by a significant increase in face-to-face activity as exhibition venues continued to reopen across most geographies.

We continue to manage our event schedule flexibly, responding to changes in local government policies. We also continue to make good progress on digital initiatives, with a growing range of digital tools supporting our physical events.

The return to a positive adjusted operating result reflects the increased activity levels and a lower cost structure.

Full year outlook: We expect a year of strong underlying revenue growth. The operating result will continue to benefit from the structurally lower cost base.

Operating and financial review

RELX 2022 I Interim Results 9

FINancial review: REPORTED AND ADJUSTED FIGURES

	Six months ended 30 June
	2022 £m	2021 £m	Change	Change at constant currencies
Reported figures
Revenue	3,969	3,394	+17%	+13%
Operating profit	1,081	860	+26%
Profit before tax	998	825	+21%
Net profit attributable to RELX PLC shareholders	761	664	+15%
Net margin	19.2%	19.6%
Earnings per share	39.5p	34.5p	+14%

Adjusted figures
Revenue	3,969	3,394	+17%	+13%
Operating profit	1,239	1,023	+21%	+16%
Operating margin	31.2%	30.1%
Profit before tax	1,163	953	+22%	+17%
Net profit attributable to RELX PLC shareholders	909	771	+18%	+13%
Net margin	22.9%	22.7%
Earnings per share	47.2p	40.0p	+18%	+14%

The RELX condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 31 and 32 respectively.

RELX uses adjusted figures as alternative performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 30. Constant currency growth rates are based on 2021 full-year average and hedge exchange rates.

Revenue

Revenue for the half year was £3,969m (2021: £3,394m). At constant currency, revenue growth for the period was 13% with all four business areas contributing to growth. After changes in exchange rates, revenue was up 17%.

Profit

Adjusted operating profit was £1,239m (2021: £1,023m). At constant currency, growth in adjusted operating profit was 16%, with all four business areas showing improved results. After changes in exchange rates, adjusted operating profit was up 21%.

Reported operating profit was £1,081m (2021: £860m) up 26%, primarily reflecting the increase in adjusted operating profit.

The overall adjusted operating margin was 31.2% (2021: 30.1%) with the increase reflecting improved results across all four business areas.

Adjusted net interest expense was £76m (2021: £70m), with the increase reflecting higher average interest rates and currency translation effects. The adjusted interest expense excludes the net pension financing charge of £2m (2021: £4m).

Adjusted profit before tax was £1,163m (2021: £953m), up 22%. Reported profit before tax was £998m

(2021: £825m) up 21%, reflecting the improvement in reported operating profit.

Operating and financial review

RELX 2022 I Interim Results 10

The adjusted tax charge was £255m (2021: £185m) giving an adjusted effective tax rate of 21.9% (2021: 19.4%). The 2021 charge included the benefit of tax credits arising from the substantial resolution of prior year tax matters.

The adjusted tax charge excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets but includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £238m (2021: £164m), including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items.

The adjusted net profit attributable to RELX PLC shareholders was £909m (2021: £771m), up 13% at constant currency and up 18% after changes in exchange rates. Adjusted earnings per share was up 14% at constant currency, and after changes in exchange rates was up 18% at 47.2p (2021: 40.0p).

The reported net profit attributable to RELX PLC shareholders was £761m (2021: £664m). Reported earnings per share was 39.5p (2021: 34.5p).

Cash flows

	Six months ended 30 June
	2022 £m	2021 £m
Adjusted cash flow conversion
Adjusted operating profit	1,239	1,023
Depreciation and other amortisation	228	237
EBITDA	1,467	1,260
Capital expenditure	(192)	(150)
Repayment of lease principal (net)*	(39)	(38)
Working capital and other items	44	78
Adjusted cash flow	1,280	1,150
Adjusted cash flow conversion	103%	112%
*Excludes repayments and receipts in respect of disposal-related vacant property and is net of sublease receipts.

Adjusted cash flow was £1,280m (2021: £1,150m), up 11% compared with the prior period. The rate of conversion of adjusted operating profit to adjusted cash flow was 103% (2021: 112%).

Capital expenditure was £192m (2021: £150m), including £179m (2021: £140m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 4.8% of revenue (2021: 4.4%) and excludes pre-publication costs of £40m (2021: £30m) that were capitalised as current assets and principal lease repayments under IFRS 16 of £39m (2021: £38m). Depreciation and other amortisation charged within adjusted operating profit was £228m (2021: £237m) and represented 5.7% of revenue (2021: 7.0%). This includes amortisation of internally developed intangible assets of £142m (2021: £148m) and depreciation of property, plant and equipment of £23m (2021: £26m) which combined represent 4.2% (2021: 5.1%) of revenue.

Operating and financial review

RELX 2022 I Interim Results 11

	Six months ended 30 June
	2022 £m	2021 £m
Free cash flow
Adjusted cash flow	1,280	1,150
Interest paid (net)	(76)	(72)
Cash tax paid*	(278)	(142)
Exceptional costs in Exhibitions	(12)	(31)
Acquisition-related items	(25)	(19)
Free cash flow before dividends	889	886
Ordinary dividends	(682)	(634)
Free cash flow post dividends	207	252

* Net of cash tax relief on acquisition-related items and including cash tax impact of disposals.

Interest paid (net) was £76m (2021: £72m). Tax paid of £278m (2021: £142m) was higher than the income statement tax charge, with the difference reflecting timing of tax payments.

During the first half of 2022, the cash outflow relating to Exhibitions exceptional costs charged in 2020 was £12m (2021: £31m). Payments made in respect of acquisition-related items amounted to £25m (2021: £19m).

Free cash flow before dividends was £889m (2021: £886m). Ordinary dividends paid to shareholders in the period, being the 2021 final dividend, amounted to £682m (2021: £634m). Free cash flow after dividends was £207m (2021: £252m).

	Six months ended 30 June
	2022 £m	2021 £m
Reconciliation of net debt
Net debt at 1 January	(6,017)	(6,898)
Free cash flow after dividends	207	252
Net disposal proceeds	4	175
Acquisition cash spend (including borrowings in acquired businesses)	(361)	(36)
Share repurchases	(300)	-
Purchase of shares by the Employee Benefit Trust	(50)	(1)
Other*	30	32
Currency translation	(445)	160
Movement in net debt	(915)	582
Net debt at 30 June	(6,932)	(6,316)
* Distributions to non-controlling interests, leases and share option exercise proceeds.

Total consideration on six acquisitions completed in the period was £342m (2021: £46m). Cash spent on acquisitions was £354m (2021: £36m), excluding £3m (2021: nil) of borrowings in acquired businesses and including deferred consideration of £17m (2021: £1m) on past acquisitions. Spend on venture capital investments was £4m (2021: nil).

Net cash inflow from disposals, after timing differences and separation and transaction costs, and including £11m from realisation of venture capital investments, was £4m (2021: £175m).

Share repurchases in the first half were £300m (2021: nil). 13.0m RELX PLC shares were acquired at an average price of 2,303p. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £50m (2021: £1m). Proceeds from the exercise of share options were £13m (2021: £15m).

Operating and financial review

RELX 2022 I Interim Results 12

Debt

Net debt at 30 June 2022 was £6,932m, an increase of £915m since 31 December 2021. The majority of our borrowings are denominated in US dollars and euros, and as sterling was weaker against the US dollar and euro at the end of the period, our net borrowings increased when translated into sterling. Excluding currency translation effects, net debt increased by £470m. Expressed in US dollars, net debt at 30 June 2022 was $8,457m, an increase of $334m since 31 December 2021.

Gross debt of £6,899m (31 December 2021: £6,167m) is comprised of bank and bond borrowings of £6,699m (31 December 2021: £5,959m) and lease liabilities under IFRS 16 of £200m (31 December 2021: £208m). The fair value of related derivative liabilities was £141m (31 December 2021: net assets of £35m), finance lease receivables totalled £6m (31 December 2021: £2m) and cash and cash equivalents totalled £102m (31 December 2021: £113m). In aggregate, these give the net debt figure of £6,932m (31 December 2021: £6,017m).

The effective interest rate on gross bank and bond borrowings was 2.3% in the first half of 2022 (2021: 2.1%). As at 30 June 2022, gross bank and bond borrowings had a weighted average life remaining of 4.7 years and a total of 56% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) for the twelve months to 30 June 2022 was 2.3x (31 December 2021: 2.4x), calculated in US dollars. Excluding pensions, the ratio was 2.2x (31 December 2021: 2.3x).

Pensions

At 30 June 2022, there was a net positive accounting balance (pension assets less pension obligations) of £107m, in comparison to a net negative position of £269m as at 31 December 2021. The move to a net positive accounting balance is primarily due to rising interest rates which has resulted in higher discount rates being applied to value future pension obligations.

Liquidity

During April 2022, the Group’s undrawn committed bank facilities, maturing in 2023 and 2024, were cancelled and replaced with a new $3bn facility maturing in April 2025. This committed facility, which provides security of funding for short term debt, is undrawn. The new facility does not include a financial covenant (the previous facility included a covenant limiting the ratio of debt to EBITDA). In May 2022, $500m of US dollar denominated fixed rate term debt was issued with a coupon of 4.75% and a maturity of ten years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements.

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group’s performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX’s ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

Operating and financial review

RELX 2022 I Interim Results 13

Dividends

The interim dividend declared by the Board is 15.7p per share, an increase of 10%.

Dividend cover, based on adjusted earnings per share for the six months to 30 June 2022 is 3.0x (2021: 2.8x). Dividend cover by the reported earnings per share is 2.5x (2021: 2.4x). The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share, while targeting dividend cover of at least two times. The full year dividend for 2021 was covered 1.8x by 2021 adjusted earnings per share.

Corporate Responsibility

We have set meaningful corporate responsibility objectives which reflect our focus on our unique contributions to society, as well as Environmental, Social and Governance (ESG) issues more broadly. We align all our objectives to the United Nations Sustainable Development Goals (SDGs) to do our part to advance this ambitious global agenda by 2030. This includes for 2022:

-	SDG 10 (Reduced Inequalities) by expanding financial inclusion pilots in low-income countries; use of products and services to reduce online fraud and identity theft
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SDG 3 (Good Health and Well-being) by championing inclusive health and research through global partnerships, among them a project with the Sansum Diabetes Research Institute’s Latino community scientists and engagement with the Black Women’s Health Alliance to improve health care outcomes and reduce health disparities for African American and other minority women

-

SDG 16 (Peace, Justice and Strong Institutions) by advancing legislative review projects with the UK National Crime Agency (NCA) and the International Centre for Missing and Exploited Children on child sexual abuse reporting and data sharing across nine countries

-	SDG 11 (Sustainable Cities and Communities) including a focus on event content supporting net zero and the transition to a low carbon economy

Among the ways we have progressed our unique contributions in the year to date is by increasing the amount of content on the free RELX SDG Resource Centre with special issues coinciding with the UN calendar including World Environment Day, International Women’s Day, and World Health Day.

We are also progressing the RELX inclusion goals through focused recruitment, training, and development efforts. Other priorities for the year include establishing a new strategic global fundraising partnership and increasing the number of suppliers as signatories to our Supplier Code.

We are continuing to reduce our environmental impact to meet our environmental targets including, by 2025, to reduce our Scope 1 and 2 (location-based) carbon emissions by 46% against a 2015 baseline.

Our most important environmental impact is in the environmental knowledge we disseminate through our content, solutions and events. For example, for Earth Day 2022 in April, we released more than 111 articles and book chapters on the RELX SDG Resource Centre.

Key corporate responsibility data can be found on page 11 in our 2021 Corporate Responsibility Report available on our website at www.relx.com. In addition, our Taskforce on Climate-related Financial Disclosures statement in the RELX Annual Report and Financial Statements 2021 and our Corporate Responsibility Report outlines how we are considering climate change risks, which we do not believe have a material impact on our business.

Operating and financial review

RELX 2022 I Interim Results 14

PRINCIPAL AND EMERGING RISKS

The Audit Committee and Board have considered the principal risks and uncertainties which could affect RELX PLC for the remainder of the financial year, including the risks and uncertainties relating to the Covid-19 pandemic and the risk of climate change to the business, and consider these remain unchanged from those set out on pages 66 to 69 of the RELX PLC Annual Report and Financial Statements 2021. These are summarised below.

Covid-19 pandemic

The impact of the Covid-19 pandemic on RELX’s business continues to depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, and the duration and extent of containment measures, such as quarantines or other travel restrictions and site closures. These measures have had and may continue to have an impact on face-to-face events in our Exhibitions business with ongoing changing government restrictions on in-person events, in particular in China.

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Geopolitical, economic and market conditions - Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.

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Intellectual property rights - Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

•

Data resources and data privacy - Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, publicly available information and media, customers, end users and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws (or their interpretation by courts, regulators, customers or civil society) or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

Compromise of data, through a failure of our cyber security measures (see ‘Cyber security’ below), other data loss incidents or failure to comply with requirements for proper collection, use, storage and transfer of data, by ourselves, or our third-party service providers, may damage our reputation, divert time and effort of management and other resources, and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Paid subscriptions - Our Scientific, Technical & Medical (STM) primary research content publishing business operates two alternative payment models, paid subscriptions for reading (with free publishing), or paid for publishing (with free reading). Some customer contracts cover both reading and publishing. There is continued debate in government, academic and library communities regarding the alternative payment models and the extent to which research content should be freely available to read, either immediately on publication or in some form after a period following publication. Changes in customer choice or regulation in this area could impact the mix and overall level of revenue generated by our primary research publishing business.

Operating and financial review

RELX 2022 I Interim Results 15

•

Customer acceptance of our products - Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. They operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

•

Acquisitions - We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.

•

Technology and business resilience - Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, interruption or security breach. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.

•

Face-to-face events - Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and assignment of venues to alternative uses. Each or any of these may impact exhibitors’ and visitors’ desire and ability to travel in person to events and the availability of event venues. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.

•

Cyber security - Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware and phishing attacks on us or our third-party service providers.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems, or failure to comply with applicable legislation or regulatory or contractual requirements, could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Supply chain dependencies - Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

Operating and financial review

RELX 2022 I Interim Results 16

•

Talent - The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race or other characteristics could adversely affect our reputation and business performance.

•

Pensions - We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

•

Tax - Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

•

Treasury - The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•

Ethics - As a global provider of professional information solutions to the Risk, STM, Legal and Exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

Condensed consolidated financial information

RELX 2022 I Interim Results 17

Condensed consolidated income statement

Year ended 31 December			Six months ended 30 June
2021 £m		Note	2022 £m	2021 £m
7,244	Revenue	2	3,969	3,394
(2,562)	Cost of sales		(1,404)	(1,171)
4,682	Gross profit		2,565	2,223
(1,197)	Selling and distribution costs		(642)	(552)
(1,630)	Administration and other expenses		(845)	(825)
29	Share of results of joint ventures		3	14
1,884	Operating profit		1,081	860
8	Finance income		3	2
(150)	Finance costs		(81)	(76)
(142)	Net finance costs		(78)	(74)
55	Disposals and other non-operating items		(5)	39
1,797	Profit before tax		998	825
(422)	Current tax		(296)	(185)
96	Deferred tax		58	21
(326)	Tax expense		(238)	(164)
1,471	Net profit for the period		760	661
	Attributable to:
1,471	RELX PLC shareholders		761	664
–	Non-controlling interests		(1)	(3)
1,471	Net profit for the period		760	661

Year ended 31 December			Six months ended 30 June
2021	Earnings per share		2022	2021
76.3p	Basic earnings per share	3	39.5p	34.5p
75.8p	Diluted earnings per share	3	39.3p	34.3p

Summary financial information is presented in euros and US dollars on pages 31 and 32 respectively.

Condensed consolidated financial information

RELX 2022 I Interim Results 18

Condensed consolidated statement of comprehensive income

Year ended 31 December			Six months ended 30 June
2021 £m		Note	2022 £m	2021 £m
1,471	Net profit for the period		760	661
	Items that will not be reclassified to profit or loss:
321	Actuarial gains on defined benefit pension schemes	6	376	209
(48)	Tax on items that will not be reclassified to profit or loss		(92)	(19)
273	Total items that will not be reclassified to profit or loss		284	190
	Items that may be reclassified subsequently to profit or loss:
223	Exchange differences on translation of foreign operations		470	59
10	Fair value movements on cash flow hedges		(44)	20
(9)	Transfer to net profit from cash flow hedge reserve		(8)	(3)
(1)	Tax on items that may be reclassified from/(to) profit or loss		12	(4)
223	Total items that may be reclassified to profit or loss		430	72
496	Other comprehensive income for the period		714	262
1,967	Total comprehensive income for the period		1,474	923
	Attributable to:
1,967	RELX PLC shareholders		1,475	926
–	Non-controlling interests		(1)	(3)
1,967	Total comprehensive income for the period		1,474	923

Condensed consolidated financial information

RELX 2022 I Interim Results 19

Condensed consolidated statement of cash flows

Year ended 31 December			Six months ended 30 June
2021 £m		Note	2022 £m	2021 £m
	Cash flows from operating activities
2,476	Cash generated from operations	5	1,466	1,276
(119)	Interest paid (including lease interest)		(77)	(73)
1	Interest received		1	1
(342)	Tax paid (net)		(278)	(142)
2,016	Net cash from operating activities		1,112	1,062
	Cash flows from investing activities
(254)	Acquisitions		(354)	(36)
(28)	Purchases of property, plant and equipment		(13)	(10)
(309)	Expenditure on internally developed intangible assets		(179)	(140)
(8)	Purchase of investments		(4)	–
5	Proceeds from disposals of property, plant and equipment		1	6
220	Gross proceeds from business disposals and sale of investments		13	194
(30)	Payments on business disposals		(9)	(19)
20	Dividends received from joint ventures		7	6
(384)	Net cash (used in)/provided by investing activities		(538)	1
	Cash flows from financing activities
(920)	Dividends paid to shareholders		(682)	(634)
(10)	Distributions to non-controlling interests		(1)	(6)
(200)	Increase/(decrease) in short term bank loans, overdrafts and commercial paper		122	16
–	Issuance of term debt		379	–
(431)	Repayment of term debt		(33)	(435)
(93)	Repayment of leases		(40)	(47)
17	Receipts in respect of subleases		1	8
–	Repurchase of ordinary shares	9	(300)	–
(1)	Purchase of shares by the Employee Benefit Trust	9	(50)	(1)
32	Proceeds on issue of ordinary shares		13	15
(1,606)	Net cash used in financing activities		(591)	(1,084)

26	(Decrease)/increase in cash and cash equivalents	5	(17)	(21)
	Movement in cash and cash equivalents
88	At start of period		113	88
26	(Decrease)/increase in cash and cash equivalents		(17)	(21)
(1)	Exchange translation differences		6	(1)
113	At end of period		102	66

Condensed consolidated financial information

RELX 2022 I Interim Results 20

Condensed consolidated statement of financial position

As at 31 December			As at 30 June
2021 £m		Note	2022 £m	2021 £m
	Non-current assets
7,366	Goodwill		8,293	7,153
3,304	Intangible assets		3,620	3,264
105	Investments in joint ventures		106	109
107	Other investments		122	103
131	Property, plant and equipment		134	138
161	Right-of-use assets		153	190
19	Other receivables		13	25
210	Deferred tax assets		127	242
46	Net pension assets	6	316	45
52	Derivative financial instruments		7	96
11,501			12,891	11,365
	Current assets
253	Inventories and pre-publication costs		287	238
1,960	Trade and other receivables		1,978	1,631
31	Derivative financial instruments		20	29
113	Cash and cash equivalents		102	66
2,357			2,387	1,964
13,858	Total assets		15,278	13,329
	Current liabilities
3,275	Trade and other payables		3,437	3,048
2	Derivative financial instruments		31	3
232	Debt	5	942	454
192	Taxation		216	158
47	Provisions		36	70
3,748			4,662	3,733
	Non-current liabilities
12	Derivative financial instruments		168	3
5,935	Debt	5	5,957	6,021
591	Deferred tax liabilities		613	642
315	Net pension obligations	6	209	464
10	Other payables		4	48
23	Provisions		25	5
6,886			6,976	7,183
10,634	Total liabilities		11,638	10,916
3,224	Net assets		3,640	2,413
	Capital and reserves
286	Share capital	9	284	286
1,491	Share premium		1,504	1,474
(876)	Shares held in treasury	9	(909)	(876)
250	Translation reserve	9	720	86
2,081	Other reserves		2,053	1,450
3,232	Shareholders’ equity	9	3,652	2,420
(8)	Non-controlling interests		(12)	(7)
3,224	Total equity		3,640	2,413

Approved by the Board of RELX PLC, on 27 July 2022.

Condensed consolidated financial information

RELX 2022 I Interim Results 21

Condensed consolidated statement of changes in equity

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2022		286	1,491	(876)	250	2,081	3,232	(8)	3,224
Total comprehensive income for the period		–	–	–	470	1,005	1,475	(1)	1,474
Dividends paid	4	–	–	–	–	(682)	(682)	(1)	(683)
Issue of ordinary shares, net of expenses		–	13	–	–	–	13	–	13
Cancellation of shares		(2)	–	332	–	(330)	–	–	–
Repurchase of ordinary shares	9	–	–	(350)	–	–	(350)	–	(350)
Purchase of shares by the Employee Benefit Trust		–	–	(50)	–	–	(50)	–	(50)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	14	14	–	14
Settlement of share awards		–	–	35	–	(35)	–	–	–
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	(2)	(2)
Balance at 30 June 2022		284	1,504	(909)	720	2,053	3,652	(12)	3,640
Balance at 1 January 2021		286	1,459	(887)	27	1,214	2,099	2	2,101
Total comprehensive income for the period		–	–	–	59	867	926	(3)	923
Dividends paid	4	–	–	–	–	(644)	(644)	(6)	(650)
Issue of ordinary shares, net of expenses		–	15	–	–	–	15	–	15
Purchase of shares by the Employee Benefit Trust		–	–	(1)	–	–	(1)	–	(1)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	25	25	–	25
Settlement of share awards		–	–	12	–	(12)	–	–	–
Balance at 30 June 2021		286	1,474	(876)	86	1,450	2,420	(7)	2,413
Balance at 1 January 2021		286	1,459	(887)	27	1,214	2,099	2	2,101
Total comprehensive income for the year		–	–	–	223	1,744	1,967	–	1,967
Dividends paid	4	–	–	–	–	(920)	(920)	(10)	(930)
Issue of ordinary shares, net of expenses		–	32	–	–	–	32	–	32
Purchase of shares by the Employee Benefit Trust		–	–	(1)	–	–	(1)	–	(1)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	55	55	–	55
Settlement of share awards		–	–	12	–	(12)	–	–	–
Balance at 31 December 2021		286	1,491	(876)	250	2,081	3,232	(8)	3,224

Notes to the condensed consolidated financial information

RELX 2022 I Interim Results 22

1	Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The condensed consolidated financial information for the six months ended 30 June 2022 and the comparative amounts to 30 June 2021 are unaudited but have been reviewed. The financial information for the year ended 31 December 2021 has been abridged from the RELX Annual Report and Financial Statements 2021, which have been filed with the UK Registrar of Companies, for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with UK adopted IAS 34 - Interim Financial Reporting and the accounting policies of RELX PLC. These accounting policies are in accordance with UK adopted International Financial Reporting Standards (“IFRS”). The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 143 to 183 of the RELX Annual Report and Financial Statements 2021.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended 30 June 2022. As part of the going concern assessment the directors considered the sufficiency of the group’s liquidity resources, including committed credit facilities, over the 18 month period to 31 December 2023.

Standards, amendments and interpretations

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting. No interpretations or amendments to IFRS effective for 2022 have had a significant impact on the RELX accounting policies or reporting in the current year.

Notes to the condensed consolidated financial information

RELX 2022 I Interim Results 23

2Revenue, operating profit and segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. Operating in four major market segments: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Legal provides legal, regulatory and business information and analytics that helps customers increase their productivity, improve decision-making and achieve better outcomes; and Exhibitions is a leading global events business combining face-to-face with data and digital tools to help customers learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on page 30.

Revenue

Year ended 31 December		Six months ended 30 June
2021 £m		2022 £m	2021 £m
	Market segment
2,474	Risk	1,387	1,228
2,649	Scientific, Technical & Medical	1,346	1,264
1,587	Legal	842	781
534	Exhibitions	394	121
7,244	Total	3,969	3,394
	Geographical market
4,321	North America	2,376	2,070
1,472	Europe	821	645
1,451	Rest of world	772	679
7,244	Total	3,969	3,394

Year ended 31 December		Six months ended 30 June
2021 £m		2022 £m	2021 £m
	Analysis of revenue by type
4,214	Subscriptions	2,204	2,052
3,030	Transactional	1,765	1,342
7,244	Total	3,969	3,394

Notes to the condensed consolidated financial information

RELX 2022 I Interim Results 24

2Revenue, operating profit and segment analysis (continued)

Adjusted operating profit

Year ended 31 December		Six months ended 30 June
2021 £m		2022 £m	2021 £m
	Market segment
915	Risk	520	457
1,001	Scientific, Technical & Medical	500	467
326	Legal	165	151
10	Exhibitions	59	(48)
2,252	Subtotal	1,244	1,027
(42)	Unallocated items*	(5)	(4)
2,210	Total	1,239	1,023

* Year ended 31 December 2021 includes a £35m one-off charge relating to reductions in our corporate real estate footprint.

Reconciliation of operating profit to adjusted operating profit

Year ended 31 December		Six months ended 30 June
2021 £m		2022 £m	2021 £m
1,884	Operating profit	1,081	860
	Adjustments:
298	Amortisation of acquired intangible assets	143	143
21	Acquisition-related items	14	16
7	Reclassification of tax in joint ventures	1	4
2,210	Adjusted operating profit	1,239	1,023

Depreciation and amortisation

Year ended 31 December		Six months ended 30 June
2021 £m		2022 £m	2021 £m
	Depreciation and amortisation
297	Amortisation of acquired intangible assets	142	142
1	Share of joint ventures’ amortisation of acquired intangible assets	1	1
298	Amortisation of acquired intangible assets including joint ventures’ share	143	143
295	Amortisation of internally developed intangible assets	142	148
52	Depreciation of property, plant and equipment	23	26
80	Depreciation of right-of-use assets	30	34
60	Pre-publication costs amortisation	33	29
487	Total depreciation and other amortisation	228	237
785	Total depreciation and amortisation (including amortisation of acquired intangible assets)	371	380

Notes to the condensed consolidated financial information

RELX 2022 I Interim Results 25

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to RELX PLC shareholders and dividing this by the weighted average number of shares in issue.

Earnings per share

Year ended 31 December				Six months ended 30 June
2021				2022			2021
Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)		Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)
1,471	1,928.0	76.3p	Basic earnings per share	761	1,924.6	39.5p	664	1,927.0	34.5p
1,471	1,939.4	75.8p	Diluted earnings per share	761	1,935.9	39.3p	664	1,938.0	34.3p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

Year ended 31 December				Six months ended 30 June
2021				2022			2021
Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)		Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
1,689	1,928.0	87.6p	Adjusted earnings per share	909	1,924.6	47.2p	771	1,927.0	40.0p

Adjusted net profit is reconciled to net profit on page 30.

4Dividends

The 2021 final dividend of 35.5p per ordinary share amounted to £682m based on the number of ordinary shares in issue at the ex-dividend date.

On 27 July 2022 an interim dividend of 15.7p (2021: 14.3p) per ordinary RELX PLC share was declared by the directors. The expected total cost of funding this dividend is £301m, for which no liability has been recognised at the statement of financial position date. The interim dividend will be paid on 8 September 2022, with an ex-dividend date of 4 August 2022 and a record date of 5 August 2022. The Euro equivalent of the interim dividend will be announced on 25 August 2022.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in Pounds Sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in Pounds Sterling. The closing date for dividend currency elections is 22 August 2022. The closing date for elections in relation to participation in the Company’s dividend reinvestment plans is also 22 August 2022.

Notes to the condensed consolidated financial information

RELX 2022 I Interim Results 26

5Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

Year ended 31 December		Six months ended 30 June
2021 £m		2022 £m	2021 £m
1,884	Operating profit	1,081	860
(29)	Share of results of joint ventures	(3)	(14)
297	Amortisation of acquired intangible assets	142	142
487	Depreciation and other amortisation	228	237
45	Share based remuneration	25	27
829	Total non-cash items	395	406
(208)	(Increase)/decrease in working capital	(7)	24
2,476	Cash generated from operations	1,466	1,276

Reconciliation of net debt

Year ended 31 December		Six months ended 30 June
2021 £m		Cash & cash equivalents £m	Debt £m	Related derivative financial instruments £m	Finance lease receivable £m	2022 £m	2021 £m
(6,898)	At start of period	113	(6,167)	35	2	(6,017)	(6,898)

26	(Decrease)/increase in cash and cash equivalents	(17)	–	–	–	(17)	(21)
631	(Increase)/decrease in debt	–	(468)	–	–	(468)	419
76	Repayment of leases	–	40	–	(1)	39	39
733	Changes in net debt resulting from cash flows	(17)	(428)	–	(1)	(446)	437
–	Borrowings in acquired businesses	–	(3)	–	–	(3)	–
(4)	Remeasurement and derecognition of leases	–	(1)	–	–	(1)	(1)
(24)	Inception of leases	–	(15)	–	5	(10)	(13)
2	Fair value adjustments	–	159	(169)	–	(10)	(1)
174	Exchange translation differences	6	(444)	(7)	–	(445)	160
(6,017)	At end of period	102	(6,899)	(141)	6	(6,932)	(6,316)

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid. The Group monitors net debt as part of capital and liquidity management.

Notes to the condensed consolidated financial information

RELX 2022 I Interim Results 27

5Condensed consolidated statement of cash flows (continued)

Debt by year of repayment

As at 31 December		Six months ended 30 June
2021 £m		Borrowings (excluding leases) £m	Lease liabilities £m	2022 £m	2021 £m
232	Within 1 year	870	72	942	454
681	Within 1 to 2 years	1,148	33	1,181	572
1,049	Within 2 to 3 years	627	32	659	1,187
657	Within 3 to 4 years	641	28	669	676
643	Within 4 to 5 years	428	18	446	659
2,905	After 5 years	2,985	17	3,002	2,927
5,935	After 1 year	5,829	128	5,957	6,021
6,167	Total	6,699	200	6,899	6,475

Short-term bank loans, overdrafts and commercial paper were backed up at 30 June 2022 by a $3,000m (£2,459m) committed bank facility, maturing in 2025. At 30 June 2022 this facility was undrawn.

The total fair value of gross debt (excluding leases) as at 30 June 2022 was £6,730m (30 June 2021: £6,610m).

6Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended 31 December		Six months ended 30 June
2021 £m		2022 £m	2021 £m
(624)	At start of period	(269)	(624)
(24)	Service cost	(10)	(12)
(9)	Net interest on net defined benefit obligation	(2)	(4)
67	Contributions by employer	14	12
319	Actuarial gains	338	200
-	Exchange translation differences	(2)	-
2	Decrease in impact of asset recognition ceiling	38	9
(269)	At end of period	107	(419)

The net pension balance comprises:

Year ended 31 December		Six months ended 30 June
2021 £m		2022 £m	2021 £m
5,397	Fair value of scheme assets	4,418	5,112
(5,360)	Defined benefit obligations of funded schemes	(4,095)	(5,236)
37	Net balance of funded schemes	323	(124)
(261)	Defined benefit obligations of unfunded schemes	(207)	(257)
(45)	Asset ceiling	(9)	(38)
(269)	Net balance	107	(419)

Notes to the condensed consolidated financial information

RELX 2022 I Interim Results 28

6Pension schemes (continued)

The net pension balance is split between net pension assets and net pension obligations as follows:

Year ended 31 December		Six months ended 30 June
2021 £m		2022 £m	2021 £m
46	Net pension assets	316	45
(315)	Net pension obligations	(209)	(464)
(269)	Overall net pension balance	107	(419)

A net pension asset has been recognised in relation to the UK and US funded schemes after considering the guidance in IAS 19 – Employee Benefits and IFRIC 14.

7Taxation

The tax charge was £238m (2021: £164m). The effective tax rate was 23.8% (2021: 19.9%). The lower tax rate in the first half of the prior year resulted from one-off tax credits including from the resolution of certain prior year tax matters.

The tax charge was calculated by multiplying the profit before tax for the interim period by the best estimate of the annual tax rate expected for the full financial year, adjusted for the tax effect of certain discrete items recognised in full in the interim period. Tax rates have been estimated and individually applied to the three largest jurisdictions (UK, US and the Netherlands), which account for the majority of the Group’s total tax charge. A weighted average of tax rates was applied to the remaining jurisdictions. The weighted average statutory tax rate across all jurisdictions was 23.9% (2021: 23.2%).

In the UK, an increase in the corporation tax rate from 19% to 25% from April 2023 was enacted in the first half of 2021. The deferred tax effect of this in the income statement was not material.

8Acquisitions

Total consideration for the six acquisitions made in the period was £342m. This includes BehavioSec, a provider of advanced behavioural biometrics technology, Interfolio, a provider of advanced faculty information solutions for higher education, and Flyreel, an artificial intelligence solution for residential and commercial property insurance. The results and net assets of the acquisitions have been consolidated into the RELX results from the date of acquisition. The assessment of the fair values of the assets and liabilities is ongoing and therefore provisional amounts for the aggregate of goodwill (£211m) and intangible assets (£156m) have been included as at 30 June 2022.

9Shareholders’ equity

Year ended 31 December		Six months ended 30 June
2021		2022			2021
Shares in issue net of treasury shares (millions)		Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
	Number of ordinary shares
1,926.0	At start of period	1,985.0	(55.6)	1,929.4	1,926.0
2.7	Issue of ordinary shares	1.0	–	1.0	1.2
–	Repurchase of ordinary shares	–	(13.0)	(13.0)	–
–	Cancellation of shares	(20.0)	20.0	–	–
0.7	Net (purchase)/release of shares by the Employee Benefit Trust	–	(0.1)	(0.1)	0.8
1,929.4	At end of period	1,966.0	(48.7)	1,917.3	1,928.0

13.0m (2021: nil) RELX PLC shares were acquired at an average price of 2,303p amounting to £300m (2021: nil). As at 30 June 2022, a further £50m of share buybacks were committed to and have been completed since 1 July. This leaves £150m to be deployed to give the planned total of £500m for the full year.

Notes to the condensed consolidated financial information

RELX 2022 I Interim Results 29

9Shareholders’ equity (continued)

In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £50m (2021: £1m).

Shareholders’ equity as at 30 June 2022 was £3,652m (£3,232m as at 31 December 2021). The net increase of £420m during the period includes the effect of profits generated during the period, share repurchases, changes in exchange rates and other items. Changes in exchange rates during the period increased net debt by £445m and other assets (net of other liabilities) by £915m, with the net effect of these resulting in an increase in shareholders’ equity of £470m.

10Related party transactions

There have been no material related party transactions in the six months ended 30 June 2022.

11 Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

Year ended 31 December 2021			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2022	30 June 2021	30 June 2022	30 June 2021
1.16	1.19	Euro to sterling	1.19	1.15	1.16	1.16
1.38	1.35	US dollars to sterling	1.30	1.39	1.22	1.38

Reconciliation of alternative performance measures

RELX 2022 I Interim Results 30

Please see page 12 for further information on alternative performance measures used. Alternative performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.
The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of alternative performance measures to relevant GAAP measures is as follows:

Year ended 31 December		Six months ended 30 June
2021 £m		2022 £m	2021 £m
1,884	Operating profit	1,081	860
	Adjustments:
298	Amortisation of acquired intangible assets	143	143
21	Acquisition-related items	14	16
7	Reclassification of tax in joint ventures	1	4
2,210	Adjusted operating profit	1,239	1,023

1,797	Profit before tax	998	825
	Adjustments:
298	Amortisation of acquired intangible assets	143	143
21	Acquisition-related items	14	16
7	Reclassification of tax in joint ventures	1	4
9	Net interest on net defined benefit pension obligation	2	4
(55)	Disposals and other non-operating items	5	(39)
2,077	Adjusted profit before tax	1,163	953

(326)	Tax charge	(238)	(164)
	Adjustments:
22	Deferred tax movements on goodwill and acquired intangible assets*	13	14
(61)	Other deferred tax credits from intangible assets**	(25)	(29)
(11)	Tax on acquisition-related items	(6)	(4)
(7)	Reclassification of tax in joint ventures	(1)	(4)
(2)	Tax on net interest on net defined benefit pension obligation	(1)	(1)
1	Tax on disposals and other non-operating items	3	3
(384)	Adjusted tax charge	(255)	(185)

1,471	Net profit attributable to RELX PLC shareholders	761	664
	Adjustments (post-tax):
316	Amortisation of acquired intangible assets	156	157
(61)	Other deferred tax credits from intangible assets**	(25)	(29)
10	Acquisition-related items	8	12
7	Net interest on net defined benefit pension obligation	1	3
(54)	Disposals and other non-operating items	8	(36)
1,689	Adjusted net profit attributable to RELX PLC shareholders	909	771

2,476	Cash generated from operations	1,466	1,276
	Adjustments:
20	Dividends received from joint ventures	7	6
(28)	Purchases of property, plant and equipment	(13)	(10)
5	Proceeds from disposals of property, plant and equipment	1	6
(309)	Expenditure on internally developed intangible assets	(179)	(140)
(76)	Repayment of lease principal (net)	(39)	(38)
46	Payments in relation to acquisition-related items	25	19
44	Pension recovery payment	–	–
52	Exceptional costs in Exhibitions	12	31
2,230	Adjusted cash flow	1,280	1,150

* The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.

**Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

Summary financial information in euros

RELX 2022 I Interim Results 31

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 11 to the condensed consolidated financial information.

Condensed consolidated income statement

Year ended 31 December		Six months ended 30 June
2021 €m		2022 €m	2021 €m
8,403	Revenue	4,723	3,903
2,185	Operating profit	1,286	989
2,085	Profit before tax	1,188	949
1,706	Net profit attributable to RELX PLC shareholders	906	764
2,564	Adjusted operating profit	1,474	1,176
2,409	Adjusted profit before tax	1,384	1,096
1,959	Adjusted net profit attributable to RELX PLC shareholders	1,082	887
€	Basic earnings per share	€	€
€0.885	RELX PLC	€0.471	€0.396
€1.016	Adjusted earnings per share	€0.562	€0.460

Condensed consolidated statement of cash flows

Year ended 31 December		Six months ended 30 June
2021 €m		2022 €m	2021 €m
2,338	Net cash from operating activities	1,323	1,221
(445)	Net cash (used in)/provided by investing activities	(640)	1
(1,863)	Net cash used in financing activities	(703)	(1,246)
30	(Decrease)/increase in cash and cash equivalents	(20)	(24)
2,587	Adjusted cash flow	1,523	1,323

Condensed consolidated statement of financial position

As at 31 December		As at 30 June
2021 €m		2022 €m	2021 €m
13,686	Non-current assets	14,954	13,183
2,805	Current assets	2,769	2,278
16,491	Total assets	17,723	15,461
4,460	Current liabilities	5,408	4,330
8,194	Non-current liabilities	8,092	8,332
12,654	Total liabilities	13,500	12,662
3,837	Net assets	4,223	2,799

Summary financial information in US dollars

RELX 2022 I Interim Results 32

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 11 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

Year ended 31 December		Six months ended 30 June
2021 US$m		2022 US$m	2021 US$m
9,997	Revenue	5,160	4,718
2,600	Operating profit	1,405	1,195
2,480	Profit before tax	1,297	1,147
2,030	Net profit attributable to RELX PLC shareholders	989	923
3,050	Adjusted operating profit	1,611	1,422
2,866	Adjusted profit before tax	1,512	1,325
2,331	Adjusted net profit attributable to RELX PLC shareholders	1,182	1,072
US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$1.053	RELX PLC (Each ADS comprises one ordinary share)	$0.514	$0.479
$1.209	Adjusted earnings per American Depositary Share (ADS)	$0.614	$0.556

Condensed consolidated statement of cash flows

Year ended 31 December		Six months ended 30 June
2021 US$m		2022 US$m	2021 US$m
2,782	Net cash from operating activities	1,445	1,476
(530)	Net cash (used in)/provided by investing activities	(699)	1
(2,216)	Net cash used in financing activities	(768)	(1,506)
36	(Decrease)/increase in cash and cash equivalents	(22)	(29)
3,077	Adjusted cash flow	1,664	1,599

Condensed consolidated statement of financial position

As at 31 December		As at 30 June
2021 US$m		2022 US$m	2021 US$m
15,526	Non-current assets	15,727	15,684
3,182	Current assets	2,912	2,710
18,708	Total assets	18,639	18,394
5,060	Current liabilities	5,688	5,151
9,296	Non-current liabilities	8,511	9,913
14,356	Total liabilities	14,199	15,064
4,352	Net assets	4,440	3,330

Independent review report to RELX PLC

RELX 2022 I Interim Results 33

Conclusion

We have been engaged by RELX PLC (“the Group”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2022 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related explanatory notes 1 to 11. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2022 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Group a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Independent review report to RELX PLC

RELX 2022 I Interim Results 34

Use of our report

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP

London

27 July 2022

Directors’ responsibility statement

RELX 2022 I Interim Results 35

The directors confirm that to the best of their knowledge the condensed consolidated financial information, which has been prepared in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority, gives a true and fair view of the assets, liabilities, financial position and profit of RELX, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R.

At the date of this statement, the directors of RELX PLC are those listed on the RELX website www.relx.com.

By order of the Board of RELX PLC 27 July 2022

N L Luff Chief Financial Officer

Investor information

RELX 2022 I Interim Results 36

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 33,000 people over 40% of whom are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £45bn/€54bn/$55bn.

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom

Investor information

RELX 2022 I Interim Results 37

Financial calendar

28 July 2022	Interim results announcement for the six months to 30 June 2022
4 August 2022	Ex-dividend date – 2022 interim dividend
5 August 2022	Record date – 2022 interim dividend
22 August 2022	Dividend currency and DRIP election deadline
25 August 2022	Euro interim dividend equivalent announcement
8 September 2022	Payment date – ORD 2022 interim dividend
13 September 2022	Payment date – ADR 2022 interim dividend
20 October 2022	Trading update issued in relation to the nine months to 30 September 2022

Further information on key dates, including dividend payment dates, can be found at relx.com/investors/financial-calendar

Listings

RELX PLC

London Stock Exchange
Ordinary shares (REL) – ISIN No. GB00B2B0DG97 Euronext AmsterdamOrdinary shares (REN) – ISIN No. GB00B2B0DG97

New York Stock Exchange
American Depositary Shares (RELX) – CUSIP No. 759530108
Each ADR represents one ordinary share

Investor information

RELX 2022 I Interim Results 38

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom Tel:+44 (0)20 7166 5500 Fax:+44 (0)20 7166 5799

Auditors Ernst & Young LLP 1 More London Place London SE1 2AF United Kingdom

Registrar Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom www.shareview.co.uk Tel:0371 384 2960 Tel: +44 121 415 7047 (callers outside the UK)

RELX PLC ADR Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

www.citi.com/dr

email: citibank@shareholders-online.com

Tel: +1 877 248 4327 (toll free)

Tel: +1 781 575 4555 (outside US)

For further investor information visit: www.relx.com This announcement is available on the RELX website. Copies are available to the public from the registered office shown above.